                          SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C. 20549

                                     SCHEDULE 13D

                      Under the Securities Exchange Act of 1934
                                (Amendment No. . . .)*

                             Dynatec International, Inc.
                             ---------------------------
                                   (Name of Issuer)

                       Common Stock, Par value $0.001 per share
                       ----------------------------------------
                            (Title of Class of Securities)

                                     1267907 30 1
                                     ------------
                                    (CUSIP Number)

                                  Mr. Dick E. Davis
                               Nordic Industries, Inc.
                                c/o Nordic-Lites, Inc.
                                  2101 Brennan Ave.
                              Fort Worth, Texas  76106
                                   (817) 740-9913
-------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                   Communications)

                                   December 16, 1996
               -------------------------------------------------------
               (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with this statement [x]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

                          (Continued on the following page(s))

                                   Page 1 of 11 Pages

                                     Schedule 13D            Page 2 of 11 Pages

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No 1267907 30 1

 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
   1) Names of Reporting Persons. S.S. or I.R.S. Identification Nos. of Above Persons

      Dick E. Davis;                S.S. No. ###-##-####
      Nordic Industries, Inc.;      Tax I.D. No. 75-2491274
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .


   2) Check the Appropriate Box if a Member of a Group *

          (a)  [  ]
          (b)  [x]
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
   3) SEC Use Only

 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
   4) Source of Funds (See Instructions)

      OO
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
   5) Check if Disclosure of Legal Proceedings is Required Pursuant to
      Items 2(d) or 2(e)

 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
   6) Citizenship or Place of Organization

      Texas
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .

                         * SEE INSTRUCTION BEFORE FILLING OUT

                                     Schedule 13D            Page 3 of 11 Pages

Number of Shares        (7) Sole Voting Power              305,000
Beneficially Owned      . . . . . . . . . . . . . . . . . . . . . . . . . . . .
by Each Reporting       (8) Shared Voting Power
Person With             . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                        (9) Sole Dispositive Power         305,000
                        . . . . . . . . . . . . . . . . . . . . . . . . . . . .
                        (10) Shared Dispositive Power

 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     11) Aggregate Amount Beneficially Owned by Each Reporting Person

         305,000
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares *

 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     13) Percent of Class Represented by Amount in Row (11)

         15.5%
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .
     14) Type of Reporting Person (See Instructions) *

          CO
 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .


                        * SEE INSTRUCTION BEFORE FILLING OUT

                                     Schedule 13D            Page 4 of 11 Pages

ITEM 1. SECURITY AND ISSUER

          Common Stock

          Dynatec International, Inc.
          2830 West Great Lakes Drive
          Salt Lake City, Utah 84119

ITEM 2. IDENTITY AND BACKGROUND

          Nordic Industries, Inc., is a corporation organized in the State of Texas. Nordic Industries, Inc. principal business is investments. Dick E. Davis and his immediate family members are the shareholders of Nordic Industries, Inc. The Nordic Industries principal office is located at:

          Nordic Industries, Inc.
          c/o Nordic-Lites, Inc.
          2101 Brennan Ave.
          Fort Worth, Texas 76106

          Neither Nordic Industries, Inc. nor the persons required to file pursuant to paragraph (d) of this Item 2 have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or have declared Bankruptcy or other insolvency proceedings, nor have they been involved in civil and/or administrative proceedings relating to an alleged violation of: any securities or commodities law or regulation; any law or regulation respecting financial institutions or fiduciary duties owed to any type of entity; or any law or regulation preventing mail or wire fraud, or fraud in connection with any business entities.

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          On December 2, 1996, the registrant, Dynatec International, Inc., affected the closing of the acquisition of substantially all of the assets of Nordic-Lites, Inc., a Texas corporation, doing business as Nordic-Lites, Inc. This closing and acquisition took place pursuant to an Asset Purchase agreement.

          The amount of consideration transferred in the transactions and the valuation of the assets was determined in arms-length negotiations by the parties. The registrant issued 550,000 shares of common stock of the registrant and additional restricted stock purchase warrants for 250,000 shares of the registrant, in exchange for the assets of Nordic-Lites, Inc. Although no formal appraisal was made of the acquired assets, the registrant believes that its projections of the value of such assets are reasonable. In addition, some of the assets acquired in the transaction were newly purchased in arms-length transactions by Nordic-Lites, Inc.

                                     Schedule 13D            Page 5 of 11 Pages

          The assets described in the transaction were transferred to a new wholly owned subsidiary of the registrant. The subsidiary is named: Nordic Technologies, Inc., and is a Utah corporation.

          The stock of the subject company is being exchanged for the assets of the reporting person.

ITEM 4. PURPOSE OF TRANSACTION

          The purpose of the transaction is to effect the acquisition of substantially all of the assets of Nordic-Lites, Inc.

          Pursuant to the asset/stock exchange, the Board of Directors of the registrant will be expanded from 5 members to 7 members. A designee of Nordic Industries and of Cornerstone (filing separate 13D Schedules) will be appointed board members of the new 7 member Board of Directors of the registrant.

          In addition to the 305,000 shares issued to Nordic Industries, purchase warrants based on performance tied to required gross revenues, for 127,500 shares have been issued.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

          The aggregate number and percentage of the class of securities of the registrant identified pursuant to Item 1 is 1,971,300 aggregate shares which is 15.5% of the common outstanding stock.

ITEM 6. CONTRACTS, ARRANGEMENT, UNDERSTANDINGS OR RELATIONSHIPS
     WITH RESPECT TO SECURITIES OF THE ISSUER.

          There are no contracts, arrangements, understandings or relationships, legal or otherwise, with relation to the transfer or voting of any of the securities of the registrant except for the Repurchase Agreement (attached hereto and incorporated herein by this reference).

          Nordic Industries has entered into a Repurchase and Guarantee Agreement with the registrant which provides certain "lock-up" provisions with regard to the balance of its registered shares. The Repurchase Agreement provides that the registrant will guarantee that Nordic Industries will receive not less than $250,000.00 for the sale of 50,000 shares of the common stock of the Company. The Repurchase Agreement also provides that the registrant will have the right and obligation to repurchase certain shares from Nordic Industries out of a sinking fund generated from 10% of the gross revenues of Nordic Technologies. The registrant has no obligation to repurchase any shares other than from the

                                     Schedule 13D            Page 6 of 11 Pages

sinking fund. Therefore, the repurchase obligation is totally dependent upon the success of Nordic Technologies.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

          The following materials are filed as Exhibits and are incorporated herein by this reference:
          The form of Repurchase and Guarantee Agreement.

          The Form 8-K of the registrant was filed on December 16, 1996, file number 000-12806 and is incorporated herein by this reference.


                                      SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                               12/26/96
                                    -------------------------------------------
                                    (Date)



                                    -------------------------------------------
                                    (Signature)

                                    Dick E. Davis, individually and as
                                    President of Nordic Industries, Inc.
                                    -------------------------------------------
                                    (Name/Title)

                                     Schedule 13D            Page 7 of 11 Pages

                          REPURCHASE AND GUARANTEE AGREEMENT

          This Agreement is made this        day of November, 1996 by and
between Dynatec International, Inc. ("Dynatec"), a Utah corporation, and Nordic Industries, Inc. ("Nordic"), a Texas corporation.

                                       RECITALS

          WHEREAS, Dynatec, Nordic, and others have entered into an Asset Purchase Agreement (the "APA"), whereby Nordic Technologies, Inc.
("Technologies"), a Utah corporation, as the wholly owned subsidiary of Dynatec, will acquire the principal assets of Nordic-Lites, Inc., a Texas corporation, and undertake the business of the manufacture and sale of flashlight products;

          WHEREAS, pursuant to the APA, Nordic (as one of the current shareholders of the Nordic-Lites, Inc.), is to receive 305,000 shares of the common stock of Dynatec; and

          WHEREAS, Dynatec and Nordic have agreed to provide Nordic with certain assurances as to the amount of proceeds that Nordic will derive from the acquisition of the Dynatec stock;

          NOW, FOR good and valuable consideration, the receipt of which is hereby acknowledged, the parties agree as follows:

                                      AGREEMENT

          1. CATEGORIES OF SHARES. The Dynatec common stock received by Nordic shall be divided into three categories. The first category of shares consists of 50,000 shares of common stock which are subject to the guarantee provisions of paragraph three below, and are hereafter referred to as the "Guarantee Shares". The second category of Dynatec shares consists of 150,000 shares which are to be registered with the SEC pursuant to paragraph 2.1(d) of the APA, and are hereafter referred to as the "Registered Shares". The remaining 105,000 Dynatec shares are hereafter referred to as the "Unregistered Shares". Both the Guarantee Shares and the Registered Shares are to be registered by Dynatec pursuant to paragraph 2.1(d) of the APA. The Registered Shares and the Unregistered Shares are subject to the repurchase provisions of this Agreement as set forth in paragraphs three and four below, and are collectively referred to hereafter as the "Repurchase Shares".

          2. PAYMENT REGARDING GUARANTEE SHARES. It is the stated purpose of Nordic that it intends to sell the Guarantee Shares at the earliest possible time during the first fifteen (15) months after the execution of this Agreement. To the extent that the aggregate sales price of the Guarantee Shares is less than $250,000 (prior to taking into consideration commissions of sale), Dynatec will pay to Nordic, within thirty (30) days of

                                   Schedule 13D             Page 8 of 11 Pages

written notice of the final sale of all Guarantee Shares, the difference between $250,000 and the lesser aggregate sales price. All sales of the Guarantee Shares shall be made subject to the terms of this paragraph, and in one of the following categories of transactions; (a) brokers' transactions as defined in Rule 144 promulgated by the Securities and Exchange Commission;
(b) in sales "at the market" on NASDAQ; (c) in block trades in which the broker or dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction; (d) in brokerage transactions in which the broker solicits purchasers, provided the sales price is not less than $5.00 per share; or (e) in privately negotiated transactions between Nordic and private purchasers, provided the sales price is not less than $5.00 per share. Nordic shall use its best efforts and act in good faith in selling the Guarantee Shares in order to secure the best possible price upon the sale of the Guarantee Shares. Nordic shall offer any of the Guarantee Shares to Dynatec at the price of $5.00 a share, if any broker proposes to sell such shares for less than $5.00 per share.

          3. SINKING FUND. From the time of the Closing (as defined in the APA), Dynatec will direct and ensure that Technologies will place ten (10%) percent of the invoiced sales price received by Technologies on the sale of all flashlight products of Technologies in an interest bearing account (the "Sinking Fund"). These funds will be accumulated in the Sinking Fund until such time as an aggregate of $500,000 has been placed into the fund. Dynatec and other parties, at the direction of Dynatec, may contribute cash to the Sinking Fund to assist in attaining the $500,000 maximum. The cash placed in the Sinking Fund shall be used to purchase the Repurchased Shares on the Repurchase Dates, as described in paragraph four below. Upon the purchase of all remaining Repurchase Shares held by Nordic, or upon the cancellation of the Repurchase Right, as provided in paragraph five below, the balance of any funds remaining in the Sinking Fund will be released to Technologies to be used for its business purposes, or returned to the parties or entities that made such funds available.

          4. REPURCHASE OF SHARES. Until the cancellation under paragraph five of the Repurchase Right described in this paragraph, Nordic shall sell to Dynatec, and Dynatec shall buy, any or all of the Repurchase Shares, first out of the Registered Shares (and when such shares have been purchased hereunder or transferred to third parties by Nordic), then out of the Unregistered Shares. The purchase price for the Repurchase Shares shall be $2.50 per share. However, Dynatec shall have no obligation to purchase any shares unless there are sufficient funds in the Sinking Fund referred to in paragraph three above to purchase the Repurchase Shares. In the event that Nordic transfers any of the Repurchase Shares to any other person or entity, no Repurchase Right will remain attached to such shares. It is the intention of the parties that only Nordic and Dynatec may exercise the rights provided herein, and that Dynatec may not repurchase shares from any transferee of Nordic. The first repurchase of shares shall take place on the first business day six (6) months after the execution of this Agreement. Subsequent repurchases shall take place on the first business day each three months thereafter, until such time as Nordic no longer owns any of the Repurchase Shares. Each day on which a repurchase shall take place shall be known as a

                                     Schedule 13D            Page 9 of 11 Pages


"Repurchase Date". On the first Repurchase date, Dynatec may not purchase more than 125,000 of the Repurchase Shares. On the second Repurchase date, the total of Dynatec's purchases on the first and second Repurchase Dates may not exceed 125,000 of the Repurchase Shares. Not less than thirty (30) days prior to a Repurchase Date, Dynatec will give written notice (the "Repurchase Notice") to Nordic of the amount of cash then on hand in the Sinking Fund, and shall compute the number of shares which will be purchased on the Repurchase Date based upon the amount of funds referenced in the notice.

          5. CANCELLATION OF REPURCHASE RIGHT. Upon receiving the Repurchase Notice from Dynatec, Nordic shall have twenty (20) days in which Nordic may give written notice that it has elected to terminate the Repurchase Right set forth in paragraph four of this Agreement, and the provisions of paragraph four shall thereafter be null and void as to all Repurchase Shares which Nordic owns as of the date that it gave notice of its election to terminate the Repurchase Right.

          6. NUMERICAL LIMITATION ON SALES. The parties agree that none of the shares referred to in this Agreement may be sold by Nordic for a period of six months from the date of this Agreement. For the eighteen months thereafter (and except for any Repurchase Shares purchased by funds from the Sinking Fund), Nordic will not sell more than 40,000 shares in any three month period.

          7. ARBITRATION. Any dispute, controversy or claim arising out of or in connection with or relating to this Agreement, or any breach or alleged breach thereof shall, as the exclusive method for resolution, be determined and settled by arbitration in Salt Lake City, Utah, pursuant to the Commercial Arbitration Rules then in effect of the American Arbitration Association. Any award rendered shall be final and conclusive upon the parties and a judgment thereon may be entered in the highest court or the forum, state or federal, having jurisdiction, and shall include an award in favor of the prevailing party to pay all reasonable costs and attorneys' fees incurred by the prevailing party as well as the cost of the arbitration.

          8.   MISCELLANEOUS PROVISIONS

          8.1 ENTIRE AGREEMENT. This Agreement constitutes the entire agreement among the parties and supersedes all prior contemporaneous agreements and understandings of the parties with respect to the subject matter hereof.

          8.2. NOTICES. Unless otherwise provided herein, any notice, demand, or communication required or permitted to be given pursuant to any provision of this Agreement shall be deemed to have been sufficiently given or served for all purposes if delivered personally to the party or to an executive officer of the party to whom the same is directed or, if sent, by registered or certified mail, postage prepaid, addressed to the party at the address set forth below, or to such other address as the party may from time to time specify by written notice to the other party in accordance with this paragraph. Except as otherwise

                                     Schedule 13D            Page 10 of 11 Pages

provided herein, any such notice shall be deemed to be given three business days after the date on which the same was deposited in the United States mail, addressed and sent as aforesaid.

                              Nordic Industries, Inc.
                              2101 Brennan Avenue
                              Fort Worth, Texas 76106

     with copy to:            Ronald L. Brown
                              2200 One Galleria Tower
                              13355 Noel Road, L.B. 48
                              Dallas, Texas 75240-6657

                              Dynatec International, Inc.
                              3820 West Great Lakes Drive
                              Salt Lake City, Utah 84119

     with copy to:            Bruce L. Dibb
                              311 South State Street
                              Suite 380
                              Salt Lake City, Utah 84111

          8.3. APPLICATION OF UTAH LAW. This Agreement shall be construed and enforced in accordance with the laws of the State of Utah.

          8.4. CONSTRUCTION. Whenever the singular number is used in this Agreement and when required by the context, the same shall include the plural, and the masculine gender shall include the feminine and neuter genders and vice versa.

          8.5. HEADINGS. The headings in this Agreement are inserted for convenience only and are in no way intended to describe, interpret, define, or limit the scope, extent or intent of this Agreement or any provision thereof.

          8.6. WAIVERS. The failure of any party to seek redress for violation of or to insist upon the strict performance of any covenant or condition of this Agreement shall not prevent a subsequent act, which would have originally constituted a violation, from having the effect of an original violation.

          8.7. RIGHTS AND REMEDIES CUMULATIVE. The rights and remedies provided by this Agreement are cumulative and the use of any one right or remedy by any party shall not preclude or waive the right to use any or all other remedies. Said rights and remedies are given in addition to any other rights the parties may have by law, statute, ordinance or otherwise.

                                     Schedule 13D            Page 11 of 11 Pages


          8.8. SEVERABILITY. If any provision of this Agreement or the application thereof to any person or circumstance shall be invalid, illegal or unenforceable to any extent, the remainder of this Agreement and the application of such provision to other persons or circumstances shall not be affected, and such provision shall be enforceable to the fullest extend permitted by law.

          8.9. SUCCESSORS AND ASSIGNS. Except as otherwise specifically provided herein, this Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective successors and permitted assigns.

          8.10. COUNTERPARTS. This Agreement may be executed in counterparts, each of which shall be deemed an original but all of which shall constitute one and the same instrument.

          IN WITNESS WHEREOF, the undersigned parties have executed this Agreement as of the date first written above.


DYNATEC INTERNATIONAL, INC.,           NORDIC INDUSTRIES, INC.
a Utah corporation


By                                        By
  ---------------------------------          ---------------------------------
     Its:                                       Its: